[LETTERHEAD OF FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS]

                                  June 23, 2005

Dear Fellow Shareholders of Sizeler Property Investors, Inc.:

      While management continues to delay in setting a date for the Company's annual shareholder meeting, we have finalized our proposals for the future of the Company. As you are aware, our lack of faith in current management's ability to run the Company has necessitated our nominating a slate of individuals for election to the Company's Board. If elected, our three nominees will seek to have these proposals adopted by the Company and we will vote our shares in their favor.

      1. LIQUIDATION - As directors we will propose, consistent with our fiduciary duty, that the Board promptly approve and submit to shareholders for their approval a plan of liquidation by which all of the Company's assets would be sold in an orderly process and the proceeds distributed to the shareholders.

      2. NO AFFILIATED SALES - We would commit that no person or entity affiliated with any of our nominees would seek to acquire any Company asset. Moreover, no such person or entity would receive any brokerage commission or similar fee from any sale of a Company asset.

      3. CORPORATE GOVERNANCE-NO MORE ENTRENCHMENT - We would propose to the Board of Directors the removal of all management entrenchment devices including the "poison pill" and the staggered board election process. We will further propose the elimination of all executive golden parachutes.

      4. GENERAL AND ADMINISTRATIVE EXPENSE - A general and administrative expense that exceeds 17% of total Company revenue is simply outrageous and unjustified! We believe this waste depresses the stock price by as much as $1.85 per share. If elected, we will recommend the appointment of new officers to shepherd the Company through its liquidation and to reduce corporate expense. In so doing, we will propose the immediate elimination of all corporate waste including any nepotistic staffing and all use of private jets. We will seek an accounting by management of its past use of the Company's private jet and prompt reimbursement for any non-Company usage. We will commit that if any one of our nominees is appointed as an officer of the Company, such individual will receive no salary for such service.

      5. DISTRIBUTIONS-We will propose that cash reserves resulting from recent and pending asset sales together with those from the Company's March 2005 below market dilutive stock sale, in excess of normal reserve requirements, be distributed to shareholders as soon as possible.

      When the proxy contest commences you will be inundated by misleading claims, baseless allegations, and false contentions from management on every conceivable topic ranging from the bright and rosy future they see for the Company to non-existent business associations among the Company's concerned shareholders. The purpose of this irrelevant dialogue will be to distract you from the central issue in this contest, who is best capable of managing your money -- you or them. If in view of their past historic underperformance, you believe that you are better able to manage your money, then we expect that our proposals will be well received by you.

      Once management has succeeded in solving the Nobel Prize winning problem of setting the annual shareholder meeting date, we will be mailing to you our definitive proxy materials to seek your vote. If you have questions, comments or suggestions, please feel free to contact me personally at (516) 822-0022.

                                       On behalf of First Union Real Estate
                                       Equity and Mortgage Investments

                                       Very truly yours,

                                       Michael L. Ashner
                                       Chairman

                                   IMPORTANT

YOU ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. You may also obtain information relevant to the solicitation of proxies by First Union by contacting MacKenzie Partners, Inc. by mail at 105 Madison Avenue, New York, New York 10016 or by calling toll free at (800) 322-2885. First Union and Messrs. Ashner, Braverman and Zalkind may be deemed to be participants in the solicitation of proxies from the shareholders of Sizeler in connection with the annual meeting. Information about these participants is set forth in the preliminary proxy statement filed by First Union with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the definitive proxy statement when it becomes available.